

OK-101 Phase 2 Trial to Treat Dry Eye Disease

OKYO PHARMA

Nasdaq: OKYO

EYECELERATOR CONFERENCE

April 4, 2024

Disclaimer

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OK-101: A Lipid-Conjugated Chemerin Peptide


Chemerin Peptide
Linker
Anchored Lipid

OK-101

Drug candidate with anti-inflammatory and ocular pain reducing properties

Lipid conjugated peptide chemistry minimizes drug washout and enhances the potency

Preservative free, EDTA free

Simple, stable formulation

IND cleared by FDA	December 2022
240 patient trial initiated	May 2023
Top Line data released	Jan 8, 2024

Chemerin Receptor

Modulates

Inflammation

Receptor localization

Monocytes, macrophage, dendritic cells, NK cells, Treg cells, spinal cord neurons

Endogenous ligand

Chemerin: 136 aa peptide

Resolvin E1

Therapeutic targets (based on resolvin E1 efficacy)

Dry eyes, neuropathic pain, asthma

OK-101 Normalized Goblet Cells & Reduced Inflammatory CD4 T Cells*

Enucleated Mouse Eyes from Scopolamine-Treated Dry-Eye Mouse Study

Increased Mucin-Secreting Goblet Cells*

OK-101 normalized goblet cell density


Goblet cell density
Goblet cells/mm
60
50
40
30
20
10
0
P< 0.01
P< 0.001
Normal Eye
Dry Eye Vehicle
Dry Eye OK-101 (0.04%)

Reduced Inflammatory Biomarkers*

OK-101 reduced count of CD4+ T cells


CD4+ T cells
CD4+ T cells in conjunctiva epithelium (cells/100 µm)
2.5
2.0
1.5
1.0
0.5
0
P< 0.05
P< 0.001
Normal Eye
Dry Eye Vehicle
Dry Eye OK-101 (0.04%)

OKYO PHARMA * Patil et al. (2019) 14th Congress on Ocular Pharmacology and Therapeutics, New Orleans, LA

OK-101 Reduced Neuropathic Corneal Pain ("NCP") in Mouse Model

Ciliary Ligation Model* Illustrates OK-101 Potential to Reduce Ocular Pain

Ciliary nerve ligation surgery to create the corneal neuropathic pain (CNP) model



Long Ciliary Nerve
Short Ciliary Nerve

OK-101** Reduced Corneal Pain Response Comparable to Gabapentin*** (GBP)



Pain Reducing Efficacy (%)
70
60
50
40
30
20
10
0
Vehicle
Gabapentin
OK-101
Day 7
Post Surgery
Day 10
Post Surgery
Day 14
Post Surgery

* Collaboration with Dr. Pedram Hamrah, Tufts Medical Center, Boston (Kenyon B, ARVO Abstract 4085, 2020)
** Topical administration (0.04%)
*** Administered by intraperitoneal injection,100 mg/kg once at Day 4, 7, 10, and 14

OK-101 Disrupts Dry Eye Cycle by Targeting Inflammation, Improving Tear Film Stability and by Ameliorating Multiple Symptoms


Lacrimal gland
Meibomian gland
Conjunctival goblet cells


Tear film:
Mucous layer
Aqueous layer
Lipid layer


OK-101
Hyperosmolarity
Inflammation
Damage to the ocular surface
Goblet cell loss
Mucin loss
Tear film instability
Excessive evaporation

OK-101 Reduces Inflammatory Markers

OK-101 reduces pain, burning /stinging, blurred vision, & eye dryness

OK-101 Normalizes Goblet Cell Loss

38,000,000
US DED patients

18,000,000
Diagnosed

1,200,000
Treated for DED

Fineide et al Scientific Reports (2022) 12:21416

OK-101 DED Phase 2 Trial Design

Note: First Human Trial of OK-101



Day -14
Day 1
Day 15
Day 29
Day 57
Day 85
Placebo run-in period
Screening
Visit 1
Visit 2
Visit 3
Visit 4
Visit 5
Visit 6
Randomization into one of three cohorts

OK-101 (0.05%) n = 81	OK-101 (0.1%) n = 80	Placebo n = 79

Study Overview	
Total Subjects: Enrolled = 384	Baseline characteristics were balanced amongst treatment groups
Screen Failures = 144	No drug-related SAEs, most AEs were mild stinging & burning
Randomized Subjects = 240	1 discontinuation for iritis in 0.05% OK-101 group

OKYO PHARMA

ENDPOINTS

Primary Endpoints
(through Day 85)

Inferior Corneal Staining (Sign)

Ocular Discomfort Score (Symptom)

Secondary Endpoints

Total Conjunctival Staining (sign)

Tear Film Break-up Time (TFBUT) (sign)

Blurred Vision

Burning/Stinging

Pain

Daily Symptom Diary

US Regulatory Requirements for Dry Eye Disease

Dry Eye: Developing Drugs for Treatment Guidance for Industry

Requirements	Acceptable Signs and Symptoms of Dry Eye
Sign and Symptoms (co-primaries, $p<0.05$, no unit difference required) – can be achieved in separate studies if necessary	**Signs:** corneal staining, conjunctival staining, TFBUT, Schirmer's
Sign Only (e.g., Schirmer's Responder Rate ≥10 mm, clearing of corneal staining)	**Symptoms:** Eye dryness score, burning/stinging (ocular irritation), blurred vision, light sensitivity, sandy or gritty feeling, ocular pain or discomfort
Symptom Only (not allowed)	

Improvement in Conjunctival Sum Staining (Sign)

Data shown is change from baseline in Intent-to-Treat Population

P values are vs placebo based on Wilcoxon rank sum test

Lissamine Green Staining


Day 15
Day 29
Day 57
Day 85
-0.6
-0.8
-1
-1.2
-1.4
-1.6
-1.8
LSM (SE) change from baseline (score)
P = 0.17
P = 0.06
P = 0.14
P = 0.05
0.05% OK-101
Placebo

Fluorescein Staining


Day 15
Day 29
Day 57
Day 85
0.2
0
-0.2
-0.4
-0.6
-0.8
-1
P = 0.05
P = 0.09
P = 0.17
0.05% OK-101
Placebo

OKYO PHARMA

Significant Improvement in Tear Film Break Up Time (Sign)

Data shown is change from baseline in Intent-To-Treat Population

P values are vs placebo based on Wilcoxon rank sum test



Day 15
Day 29
Day 57
Day 85
LSM (SE) change from baseline (s)
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
-0.1
-0.2
P = 0.01
P = 0.05
P = 0.02
P = 0.03
0.05% OK-101
Placebo

Significant Improvement in Pain (Symptom)

Data shown is change from baseline in Intent-To-Treat Population
P values are vs placebo based on Wilcoxon rank sum test



Day 15
Day 29
Day 57
Day 85
-6
-8
-10
-12
-14
-16
-18
-20
LSM (SE) change from baseline (VAS)
P = 0.2
P = 0.03
P = 0.04
P = 0.01
0.05% OK-101
Placebo

Significant Improvement in Burning/Stinging & Blurred Vision (Symptoms)

Data shown is change from baseline in Intent-To-Treat Population

P values are vs placebo based on Wilcoxon rank sum test

Burning/Stinging



Day 15
Day 29
Day 57
Day 85
0
-4
-8
-12
-16
-20
-24
-28
LSM (SE) change from baseline (VAS)
P = 0.01
P = 0.006
P = 0.003
P = 0.01
0.05% OK-101
Placebo

Blurred vision



Day 15
Day 29
Day 57
Day 85
8
6
4
2
0
-2
-4
-6
P = 0.09
P = 0.01
P = 0.03
P = .006
0.05% OK-101
Placebo

OKYO PHARMA

Significant Improvement in Symptoms by Patient Reported Daily Diary Within First Two Weeks

(P values are vs placebo based on Wilcoxon rank sum test)



Itching
Eye Dryness
Pain
0
-0.05
-0.1
-0.15
-0.2
-0.25
-0.3
LS mean (SE) change from baseline (score)
P = 0.009
P = 0.005
P = 0.01
0.05% OK-101
Placebo

OKYO PHARMA

Key Takeaways

Significant drug effects were observed in multiple signs (*conjunctival staining, TFBUT*) and symptoms (*ocular pain, burning/stinging and blurred vision*) of DED as early as the 15-days after dosing.

Drug effect was *durable throughout the trial* for a number of endpoints.

Significant improvements were observed across multiple *symptoms as measured in a daily symptom diary* including pain, eye dryness and itching within the first two weeks of treatment.

OK-101 exhibited *excellent drop comfort*, comparable to that of artificial tear, with a favorable adverse event profile and no drug-related serious adverse events.

These observed endpoints support the proposed mechanism-of-action of *restoring goblet cell loss* by OK-101 as demonstrated in preclinical animal models.